ROSE ROCK INC

1350 ROSE GLEN ROAD

GLADWYNE, PA 19035

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Ms. Sara Von Althann

Mr. Erin E. Martin

Mr. Isaac Esquivel

Mr. Jaime John

Re: Rose Rock Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed April 16, 2015

File No. 333-202071

Request for Acceleration of Effectiveness

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rose Rock, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-202071), as amended (the “Registration Statement”), so that it may become effective at 4.00 p.m. Eastern Daylight Time on April 22, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (484) 417-6665.

Sincerely,

/s/ Xingzhong Sun

Xingzhong Sun